             [LETTERHEAD OF JACKSON & WALKER, L.L.P. APPEARS HERE]

                                                                     Exhibit 8.1

LARRY L. BEAN
(214) 953-5864


                                December 9, 1994



Enserch Exploration Partners, Ltd.
300 South St. Paul
Dallas, Texas  75201

Gentlemen:

     We have acted as special counsel to Enserch Exploration Partners, Ltd., a Texas limited partnership ("EP"), in connection with the federal income tax consequences of a proposed reorganization and restructuring of EP (the "Reorganization") to members of the public (collectively) that own partnership interests in EP ("Public Unitholders"). The Reorganization also involves EP Operating Limited Partnership, a Texas limited Partnership ("EPO"), ENSERCH Corporation, a Texas corporation ("EC"), and its controlled corporate subsidiaries and their controlled partnerships, including but not limited to, Enserch Exploration, Inc., a Delaware corporation ("EEI"), but not EP and EPO (collectively with EC, the "EC Companies"). The Reorganization contemplates, among other things, the formation of two new Texas corporations ("Newco") and ("Newsub"), the transfer of EPO partnership interests to Newco and Newsub, the merger and dissolution of EPO and Newsub into Newco followed by the liquidation and dissolution of EP. As a result, the Public Unitholders will receive shares of Newco Common Stock in exchange for their outstanding partnership interests, which are represented by depositary units reflecting limited partnership interests in EP (the "Units"). The opinion that follows addresses the federal income tax consequences of the Reorganization that should be considered by the Public Unitholders. It does not address or otherwise comment upon all of the federal tax aspects of the Reorganization and does not set forth any of the federal income tax consequences as they may affect any of the EC Companies. Capitalized terms used herein but not defined have the meanings ascribed to them in the Prospectus/Information Statement (the "Information Statement") of Newco filed on December 9, 1994, under the Securities Act of 1933, as amended (the "Act").

     The opinions hereinafter set forth are based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations (the "Regulations") thereunder, current administrative rulings and court decisions, and certain factual representations made by EC Companies and assumptions that are set forth herein. There can

Enserch Exploration Partners, Ltd.
December 9, 1994
Page 2

be no assurance that the legal authorities upon which this opinion is based will not change, perhaps retroactively, that the representations and factual assumptions underlying this opinion will be accurate, or that there will not be future changes in circumstances which affect this opinion. This opinion is subject to and conditioned upon the receipt, prior to the effective date of the Reorganization, of certain written representations by certain EC Companies satisfactory to counsel (the "Representation Letter"). The initial and continuing accuracy of the representations in the Representation Letter constitutes an integral basis for this opinion and this opinion is conditioned upon the initial and continued accuracy of these representations. We have not independently undertaken verification of these representations. There can be no assurance that the Internal Revenue Service (the "Service") will not disagree with the conclusions herein expressed and no ruling from the Service on any aspect of the Reorganization has or will be requested.

     In rendering this opinion, we have examined such documents as we have deemed relevant or necessary, including (i) various financial analyses of the Reorganization, (ii) the Amended and Restated Agreement of Limited Partnership of Enserch Exploration Partners, Ltd., including any amendments thereto, (the "EP Partnership Agreement"), (iii) the Amended and Restated Agreement of Limited Partnership of EP Operating Company, including any amendments thereto (the "EPO Partnership Agreement"), (iv) the plan of liquidation of EP, (v) the Information Statement, and (vi) such other documents as we have deemed necessary or appropriate in order to enable us to render this opinion. In our examination, we have assumed the genuineness of all signatures, the due execution and delivery of all documents, the legal capacity of all natural persons and the authenticity of all documents. We have also assumed and relied upon the initial and continuing accuracy of the representations set forth in the Representation Letter. We, however, have not independently verified the representations contained in the Representation Letter. This opinion is given at the date hereof and we undertake no responsibility to advise you of future developments in the application or interpretation of relevant federal income tax laws.

     EP is a publicly traded Texas limited partnership which is approximately
99.2 percent owned in various proportions by the EC Companies. EEI is the Managing General Partner of EP and EPO and holds a 1 percent general partnership interest in EP and a .99 percent general partnership interest in EPO. EEI is a wholly-owned corporate subsidiary of EC. EC holds a .01 percent Special General Partnership interest in EPO. Enserch Processing Partners, Ltd., a Texas limited partnership ("EPPL") in which EC directly or indirectly owns all of the general and limited partner interests, owns a 98.2 percent limited partner interest in EP. The Public Unitholders own an approximate .8 percent limited partnership interest in EP, which is represented by the Units. The Public Unitholders are not affiliated with EC or any of the EC Companies. EP owns a 99 percent limited partnership interest in EPO. Under the Reorganization, the partnership structure of EP and EPO will be converted from a tiered

Enserch Exploration Partners, Ltd.
December 9, 1994
Page 3

partnership into a corporation in the form of Newco. The significant steps in the Reorganization as it relates to the Public Unitholders are as follows:

     1. EP will transfer a 1 percent limited partnership interest in EPO to the capital of Newco for Newco Common Stock, which in turn will contribute that interest to Newsub in exchange for all of the issued stock of Newsub.

     2. Thereafter, EP will contribute its remaining 98 percent limited partnership interest in EPO to Newco for additional Newco Common Stock and EC and EEI will contribute their general partnership interests in EPO to Newco in exchange for Newco Common Stock.

     3. EPO and Newsub will merge into Newco pursuant to the applicable provisions of the Texas Revised Limited Partnership Act and the Texas Business Corporations Act.

     4. Thereafter, EP will be completely liquidated and will distribute Newco Common Stock to the Public Unitholders and distribute Newco Common Stock and other assets to the EC Companies that hold partnership interests in EP.

     Immediately before the liquidation of EP, the capital accounts of its partners, including the Public Unitholders, will be adjusted to reflect their share of any unrealized gain in EP's assets, including the Newco Common Stock EP received upon the transfer of its 99 percent limited partnership interest in EPO to the capital of Newco. The partnership agreement of EP was amended to include a special allocation to the Public Unitholders of unrealized appreciation in EP's partnership interest in EPO. Pursuant to EP's plan of liquidation, EP will be liquidated, with (i) Newco Common Stock being distributed to the Public Unitholders and the EC Companies that are partners of EP pro rata in relation to their interest in EP, (ii) EEI receiving EP's interest in, and assuming EP's obligations under, the Equipment Leases, and (iii) the EC Companies assuming approximately $395 million in aggregate principal amount of debt of EP owed to certain EC Companies and to Newco, plus accrued interest. Any assets (including cash) remaining after satisfaction of all obligations of EP will be contributed to the capital of Newco. EPO and EP will both file federal partnership tax returns for 1994 beginning January 1, 1994, and ending upon the effective date of the merger of EPO and the effective date of the liquidation of EP, respectively.

     Based on the foregoing, it is our opinion that the material federal income tax consequences with respect to the Public Unitholders and Newco are as follows:

     1. Pre-Reorganization Operations of EP. The income and deductions of EP that accrue during the portion of 1994 prior to the Reorganization will be allocated among its partners, and these allocations and adjustments will be made in essentially the same manner as

Enserch Exploration Partners, Ltd.
December 9, 1994
Page 4

they would have been made absent the Reorganization. Each Public Unitholder's capital account and tax basis in his Units will be adjusted by these allocations. Each Public Unitholder will receive a Schedule K-1 for 1994 reflecting the income and deductions allocated to him for the portion of 1994 during which he was a Unitholder, even if he sells his Units prior to the Reorganization.

     2. Pre-Reorganization Sale of Units. The tax consequences to a Public Unitholder who sells Units prior to the Reorganization will not be affected by the Reorganization. The tax consequences of any such sale are as follows:

     a. Character and Amount of Gain or Loss. A Public Unitholder will recognize both ordinary income and capital gain or loss on a sale of Units. The ordinary income component will be equal to the amount of ordinary income that would have been allocated to the Public Unitholder in respect of the Units that are sold if EP and EPO had sold all of their assets. The ordinary income element if EP and EPO had sold all of their assets would be that amount of gain which is attributable to Section 751 assets (unrealized receivables and substantially appreciated inventory), including recapture of depreciation and intangible drilling and development costs. The capital gain or loss amount will equal the difference between the amount realized from the sale of the Units (reduced by the portion resulting in ordinary income) and the Public Unitholder's adjusted tax basis in the Units that are sold (reduced by the portion allocable to the ordinary income component). If the ordinary income element realized on the sale of his Units reduces the amount realized on the sale of his Units below his tax basis, a Public Unitholder will realize a capital loss on the sale portion of his Units. A Public Unitholder's capital gain or loss will be treated as long-term capital gain or loss if the Public Unitholder owned the Units that were sold for more than one year prior to the sale and the Public Unitholder held his Units as capital assets. If the Unitholder had a holding period of one year or less, the Public Unitholder's capital gain or loss will be treated as short-term capital gain or loss. If a Public Unitholder sells less than all of his Units, for purposes of determining gain or loss on the Units sold, his adjusted basis in all of his Units held immediately prior to the sale must be allocated among the Units sold and the Units retained based on the ratio of the fair market value of the Units sold over the fair market value of all his Units immediately before the sale.

     b. Suspended Deductions. A Public Unitholder may be limited in his ability to utilize previously suspended deductions and losses on a sale of his Units prior to the Reorganization. Utilization of previously suspended deductions and losses is discussed below:

Enserch Exploration Partners, Ltd.
December 9, 1994
Page 5

          (1) Any losses previously allocated to a Public Unitholder that he has not been allowed to use through the date of sale of his Units because of the Code Section 704(d) basis limitation rule will be lost and cannot be utilized to offset any gain realized on the sale. Code Section 704(d) limits the use of partnership losses to a partner's adjusted basis in his partnership interest.

          (2) Any losses previously allocated to a Public Unitholder that he has not been allowed to use because of the at-risk limitations can (subject to (b)(3) below), under Proposed Regulation Sections 1.465-66 and 1.465-12, be used to the extent of any gain recognized on the sale of the Units.

          (3) Any losses previously allocated to a Public Unitholder that are not subject to the limitations set forth in (1) or (2) above but that he has not been allowed to use because of the passive loss limitations ("suspended passive losses") can be used in full if the Public Unitholder sells all his Units to an unrelated person in a transaction in which all gain or loss is recognized.

          (4) A Public Unitholder who sells less than all of his Units will be entitled to deduct suspended passive losses to the extent of any gain recognized on the sale, if the Public Unitholder is a calendar year taxpayer and sells either a portion or substantially all of his Units before the effective date of the Reorganization in 1994. Final Regulations recently issued indicate that for taxable years beginning after October 4, 1994, a Public Unitholder will have to sell substantially all of his Units in order to utilize any suspended passive losses. In addition, a Public Unitholder's suspended passive losses are only deductible to the extent that the gain recognized on such a partial sale is allocable to passive activities. The portion of any such gain that is allocable to passive activities will be equal to the amount determined by multiplying the Public Unitholder's gain by a fraction, the numerator of which is the net gain that would have been allocated to the Public Unitholder if EPO had sold all of its appreciated trade or business and rental activities for their fair market value and the denominator of which is the amount of net gain that would have been allocated to the Public Unitholder if EPO had sold all of its appreciated activities, including investment activities, for their fair market value. Based upon representations of EEI, as Managing General Partner of EP, all of the Public Unitholder's gain will be properly allocable to passive activities

Enserch Exploration Partners, Ltd.
December 9, 1994
Page 6

               because all of EPO's appreciated assets are used in its business or rental activities and not investment activities.

     3. Reorganization Consequences. The material federal income tax consequences to a Public Unitholder who receives shares of Newco Common Stock as a result of the Reorganization will be as follows:

     a. General Non-Recognition. Public Unitholders will not recognize any gain or loss on the Reorganization, except as otherwise stated below.

     b. Non-Recognition on Newco Contribution. EP, EEI and EC's contribution of all of their partnership interests in EPO to Newco (the "Newco Contribution") will be tax-free and will be tax-free to the Public Unitholders unless (i) EP's tax basis in its partnership interest in EPO is less than EP's share of EPO's liabilities transferred to Newco, as determined pursuant to Section 752 of the Code, in which case EP will recognize gain which will be partially allocated to the Public Unitholders or (ii) a Public Unitholder's tax basis in his Units is less than his share of EPO's liabilities, as determined pursuant to Section 752 of the Code, immediately before the Newco Contribution. Based upon representations of EEI, as Managing General Partner of EP, no Public Unitholder will recognize gain on the Newco Contribution or the Reorganization.

     c. Liquidation Premium Allocation. In connection with the Reorganization, the EP Partnership Agreement is being amended to include a special allocation to the Public Unitholders of unrealized appreciation in EP's partnership interest in EPO (the "Liquidation Premium Allocation") which results in positive capital account adjustments but has no effect on a Public Unitholder's tax basis. Because of the increased value attributable to the Public Unitholders' Units, the assumption by the EC Companies of all of EP's liabilities will not reduce the Public Unitholders' exchange ratio of one share of Newco Common Stock for each Unit held. This Liquidation Premium Allocation does not have any material tax consequences and will not cause the Public Unitholders to recognize any gain in connection with the Reorganization. The assumption by the EC Companies as part of the Reorganization of $395 million of EP liabilities will have no tax consequences to the Public Unitholders or the EC Companies.

     d. Tax Basis. A Public Unitholder's aggregate tax basis in all shares of Newco Common Stock received in the Reorganization will equal the Public Unitholder's aggregate tax basis in his Units, as adjusted (i) for 1994 operations to the date of the Reorganization and (ii) by excluding any share of EP debts a Public Unitholder had previously included in his basis in his Units. This basis will be prorated among all

Enserch Exploration Partners, Ltd.
December 9, 1994
Page 7

     shares of Newco Common Stock received by the Public Unitholder. To the extent any Newco Common Stock distributed to a Public Unitholder results in a tax basis lower than its fair market value, gain will be recognized upon the subsequent sale or other taxable disposition of that Newco Common Stock. Correspondingly, to the extent any Newco Common Stock distributed to a Public Unitholder results in a tax basis greater than its fair market value, loss may be recognized upon the subsequent sale or other taxable disposition of that Newco Common Stock.

     e. Holding Period. For holding period purposes, each share of Newco Common Stock will be divided into two parts. One part will be the portion of the value of the share that is attributable to EPO's Code Section 751 assets that are neither capital assets nor Section 1231 assets (ordinary income assets). The holding period for this part will begin on the day following the Newco Contribution. The other part will include the holding period EP has in its partnership interest in EPO. This other part will have satisfied the long-term capital gain requirement for a holding period of more than one year and will therefore qualify a portion of each share attributable to this other part for long-term capital gain treatment when sold (assuming that the Newco Common Stock is held as a capital asset). As a result of this multiple holding period rule, a Public Unitholder who receives Newco Common Stock in the Reorganization has to hold each share for at least one year to insure that all gain upon its sale will be long-term capital gain. The holding period that a Public Unitholder has for his Units is totally disregarded in determining the Public Unitholder's holding period for Newco Common Stock received in the Reorganization.

     f. Suspended Deductions. Any operating loss allocated to a Public Unitholder in prior years or during 1994 that has not been used because of the at-risk limitations cannot be used since no taxable gain will be recognized on the Reorganization. A Public Unitholder also will not be entitled to deduct suspended passive losses since no gain will be recognized by the Public Unitholders as a result of the Reorganization. Any passive losses not so used may be used thereafter only as provided below under "Sale of Shares." Any suspended at-risk loss not so used, and any unused loss suspended by a basis limitation, will be eliminated and be unavailable to Public Unitholders thereafter in connection with a sale of Newco Common Stock received in the Reorganization.

     g. Sale of Shares. A Public Unitholder who receives shares of Newco Common Stock in the Reorganization and thereafter sells those shares will recognize gain or loss equal to the difference between the amount realized on the sale and the Public Unitholder's tax basis in the shares sold. A shareholder will be able to utilize the entire amount of his suspended passive losses upon the sale of all of his Newco Common Stock to an unrelated person in a transaction in which all gain or loss is recognized. Recently

Enserch Exploration Partners, Ltd.
December 9, 1994
Page 8

     issued Regulations also indicate that a pro rata portion of a shareholder's passive losses can be utilized to offset gain on the sale of Newco Common Stock if the shareholder sells substantially all of his stock to an unrelated party. Depending on the holding period of the Newco Common Stock (see "Holding Period" above), a shareholder will realize long or short term gain or loss or both upon a sale of shares.

     h. Ownership of Shares. After the Reorganization, a shareholder will be taxed only on distributions received from Newco, if any. Nonliquidating distributions will be taxable as dividends to the extent of any current or accumulated earnings and profits of Newco. Any nonliquidating distributions in excess of the current or accumulated earnings and profits of Newco and any liquidating distributions will be treated as a tax free return of capital to the extent of the shareholder's basis in his shares of Newco Common Stock and as capital gain to the extent of the excess, assuming that the shares are held as capital assets. Any losses incurred by Newco will not flow through to shareholders for use on their income tax returns, but instead will be used by Newco in filing its corporate income tax returns. Although there are no Regulations, rulings or cases covering the point, counsel is of the opinion that a former Public Unitholder will not be entitled to use any suspended passive losses allocable to his shares to offset any dividends received from Newco.

     i.  Legislation.   Under current law, a partner recognizes gain to the
     extent that money distributed by a partnership exceeds the basis of his partnership interest immediately before the distribution. Congress, however, has recently passed legislation that will, under certain circumstances, treat a portion of the value of the common stock distributed to a partner as a distribution of money. Absent any adverse Regulations which apply retroactively, it appears that this legislation will not apply to EP's liquidating distribution of Newco Common Stock to the Public Unitholders because the legislation does not apply to publicly traded partnership liquidations like EP until after 1997. No assurance can be given, however, that the Regulations, when issued, will not be retroactive and apply in a materially adverse way.

     4.   Newco Consequences.

     a. The Newco Contribution and Merger. The contribution by EP of a 1 percent limited partnership interest in EPO to Newco and Newco's contribution of that partnership interest to Newsub will both be tax-free to Newco and Newsub. Thereafter, the contribution by EP, EEI and EC of the remaining partnership interests in EPO to Newco will also be tax-free to Newco although such contribution will constitute a constructive termination of EPO for federal tax purposes. As a result of such constructive termination, EPO will be deemed to have distributed all of its assets and

Enserch Exploration Partners, Ltd.
December 9, 1994
Page 9

     liabilities pro rata to Newco and Newsub, and Newco and Newsub will be deemed to have recontributed such assets and liabilities to a new partnership. The constructive termination and re-contribution will have no material adverse tax consequences unless the amount of cash constructively distributed to Newco and Newsub exceeds their respective tax bases in their partnership interests. If the cash distributed does exceed their respective tax bases, gain will be recognized by Newco and Newsub to the extent of such excess.

          The merger of EPO and Newsub into Newco (the "Merger") will be treated as a transfer of assets and liabilities from EPO to Newco and from Newsub to Newco and the aggregate tax basis of Newco in the assets transferred will be equal to the tax basis that Newco and Newsub had in their respective partnership interests in EPO. Newco's tax basis in a substantial portion of its assets will generate future tax deductions for Newco. Although Public Unitholders with relatively higher bases in their Units than other Public Unitholders may be viewed (through EP's and EPO's Code Section 754 election) as having a greater share of such basis, no consideration has been given to this expected future tax benefit in arriving at the number of shares of Newco Common Stock received by each Public Unitholder. Newco's holding period for each asset acquired in the Merger will equal the holding period that EPO had in its assets prior to the constructive termination of EPO.

     b. Post-Reorganization Operations. Following the Newco Contribution, the income and deductions attributable to the assets and liabilities previously held by EPO will be included in the corporate tax return filed by Newco, and Newco will pay taxes on any taxable profits it recognizes from time to time. Additionally, net operating losses incurred by Newco after the Newco Contribution and the Merger will be available to offset Newco's income in subsequent years.

     5. Other Taxation. The above opinions deal exclusively with federal income tax consequences. We have not attempted to and give no opinion with respect to any state or local tax that may be imposed on the Public Unitholders, the EC Companies or Newco as a result of (i) any sale of Units prior to the Reorganization, (ii) the Reorganization, or (iii) sales or other dispositions of Newco Common Stock subsequent to the Reorganization.

     This opinion is provided to you and no other person or entity can rely upon this opinion except you and the Public Unitholders. We hereby consent to the use of this opinion as an exhibit to the Information Statement and to the reference to this Firm in the Information Statement under the captions "SUMMARY-
- -SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES" and "FEDERAL INCOME TAX CONSIDERATIONS". In giving this consent we do not thereby admit that we come within the category of persons whose consent

Enserch Exploration Partners, Ltd.
December 9, 1994
Page 10

is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder. Without our prior written consent, this opinion may not otherwise be quoted or referred to in whole or in part in any report or document or furnished to any other person or entity other than your counsel, your employees, your affiliates and their employees, except in response to a valid subpoena or other lawful process.

                                    Sincerely yours,

                                    JACKSON & WALKER, L.L.P.